Exhibit 21

HomeFed Corporation List of Subsidiaries

Name	State of Incorporation/Organization

Bird Ranch Development Company, LLC	Delaware

CDS Devco	California

CDS Holding Corporation	Delaware

Flat Rock Land Company, LLC	Delaware

HomeFed Communities, Inc.	California

HomeFed Communities LLC	Delaware

HomeFed Realty, Inc.	California

HomeFed Resources, Inc	California

Paradise Valley LLC	Delaware

Paradise Valley Communities No.1	California

Otay Land Company, LLC	Delaware

Otay Valley Development Company, LLC	Delaware

Northfork Communities	California

Rampage Vineyard, LLC	Delaware

SEH F1, LLC	Delaware

San Elijo Hills Construction Company	California

San Elijo Hills Development Company, LLC	Delaware

San Elijo Hills Town Center, LLC	Delaware

San Elijo Ranch, Inc.	California

HFC Lakeline, LLC	Delaware

HFC Northwoods, LLC	Delaware